CALVIN B. TAYLOR BANKSHARES, INC.
 P. O. Box 5, 24 North Main Street, Berlin, Maryland 21811
(410) 641-1700

February 15, 2008

Mr. Kevin W. Vaughn
Branch Chief
United State Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

RE: Calvin B. Taylor Bankshares, Inc.
Commission File No. 000-50047
Annual Report on Form 10-K for the year ended December 31, 2006
Request for accommodation – amendments to periodic reports

Dear Mr. Vaughn:

    As you have discussed with Penny Somer-Greif of our outside counsel, and as further discussed below, Calvin B. Taylor Bankshares, Inc. (the "Company") has recorded a prior period adjustment to its allowance for loan losses (ALL) for the year ended December 31, 2007, and intends to reflect and discuss this adjustment in its financial statements and Management’s Discussion and Analysis in the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 (Form 10-K 2007), and to otherwise respond to the Staff’s comments contained in your letters dated April 16, 2007, June 6, 2007, June 27, 2007, and November 26, 2007, in the Form 10-K 2007. The Company respectfully requests an accommodation that would allow it to reflect the impact of the ALL adjustment on its applicable quarterly and annual financial statements in its Form 10-K 2007 in place of filing amendments to its Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q to reflect the adjustment for each quarterly and annual period for fiscal years 2003 though 2007.

    During 2007, the Company recorded a prior period adjustment to its allowance for loan losses (ALL), related deferred income taxes, and retained earnings. We intend to address recent staff comments related to Company’s Form 10-K 2006 in our Form 10-K 2007. We are prepared to take the following steps in the interest of full and transparent disclosure of this event.

1.    The Company has recorded a prior period adjustment in 2007 to lower the ALL. The result is a restatement of 2006 and 2005 balances in our audited financial statements and Form 10-K 2007. Select financial data presented in Form 10-K 2007 will be restated for years ending December 31, 2006, 2005, 2004 and 2003.

2.    In addition, the MD&A in the Form 10-K 2007 will explain the prior period adjustment, the manner in which the ALL was calculated prior to 2007 and how it was calculated for 2007 and will be calculated going forward, as well as the reasons for taking the adjustment in 2007, and will otherwise address the Staff’s comments included in the letters referenced above.

February 15, 2008
Mr. Kevin W. Vaughn

3.    In lieu of amending each applicable Quarterly Report on Form 10-Q, the Company will provide select quarterly balance sheet data in Form 10-K 2007, showing the results of the prior period adjustment for each quarterly period affected by the adjustment, from March 31, 2003 through September 30, 2007.

4.    The Company will properly label as "restated" all affected quarterly and annual data presented.

5.    The Company will include a note in the audited financial statements explaining the prior period adjustment and its rationale. The Form 10-K 2007 will include disclosure in the form of footnotes and/or discussion accompanying restated data for all affected quarters and year ends. The note in the audited financial statements will read as follows:

    The Company has determined that the allowance for loan losses was overstated as a result of provisions charged to earnings in years prior to 2003. The Company has experienced minimal loan losses, including in recent years and, as a result, has not recorded provisions for loan losses since prior to 2003. Management determined that the balance in the allowance for loan losses could not be supported given the Company’s loan loss history combined with an analysis of probable losses in the current loan portfolio. A prior period adjustment to re-value the allowance for loan losses has been recorded, resulting in the restatement of balances previously reported for years prior to 2007.
    The following table details the accounts and balances that are affected:

	As Originally
	Reported	Adjustment	Restated
Restatement of 2006 balances
Allowance for loan losses	2,175,418	(1,979,335)	196,083
Loans, less allowance for loan losses	231,251,783	1,979,335	233,231,118
Total assets	367,532,166	1,979,335	369,511,501
Deferred income taxes	719,714	767,950	1,487,664
Total liabilities	297,362,610	767,950	298,130,560
Retained earnings	51,053,985	1,211,385	52,265,370
Total stockholders' equity	70,169,556	1,211,385	71,380,941
Total liabilites and stockholders' equity	367,532,166	1,979,335	369,511,501
Average assets	375,231,774	1,979,335	377,211,109
Average equity	68,057,182	1,211,385	69,268,567
Restatement of 2005 balances
Allowance for loan losses	2,190,709	(1,979,335)	211,374
Loans, less allowance for loan losses	204,441,957	1,979,335	206,421,292
Total assets	389,074,624	1,979,335	391,053,959
Deferred income taxes	635,336	767,950	1,403,286
Total liabilities	322,756,240	767,950	323,524,190
Retained earnings	46,021,128	1,211,385	47,232,513
Total stockholders' equity	66,318,384	1,211,385	67,529,769
Total liabilites and stockholders' equity	389,074,624	1,979,335	391,053,959
Average assets	397,366,486	1,979,335	399,345,821
Average equity	67,927,416	1,211,385	69,138,801

    No restatement has been made to the Consolidated Statements of Income for 2006 or 2005. In accordance with Paragraph 3 of Financial Accounting Standard No. 16, Prior Period Adjustments, no adjustment has been made to the estimate of loan losses in prior periods. In management’s opinion, had adjustments been made to prior period Consolidated Statements of Income, they would have been immaterial.

We will include a similar footnote to the restated unaudited quarterly financial information.

February 15, 2008
Mr. Kevin W. Vaughn

6.    Our independent auditor’s report in the Form 10-K 2007 will include the following paragraph:

As discussed in Note 2 to the financial statements, management determined that the allowance for loan losses was overstated as a result of provisions charged to earnings in years prior to 2003. Accordingly, the 2006 and 2005 financial statements have been restated and an adjustment has been made to retained earnings.

7.    The Company will restate in the Form 10-K 2007 any information required by Guide 3 – Statistical Disclosure by Bank Holding Companies for the fiscal years ending December 31, 2003 through 2006 that would have changed as a result of the restatement of the financial statements.

8.    The Company will file a Current Report on Form 8-K, under Item 4.02, Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review. The periods covered will include the quarter ending March 31, 2003 through the quarter ended September 30, 2007, and all year ends and quarter ends between those dates. The Form 8-K will explain the prior period adjustment being taken for fiscal 2007, indicate that the referenced financial statement can no longer be relied upon and otherwise include the information traditionally included in an Item 4.02 Form 8-K filing, and alert investors that the applicable restated financial information will be included in the Company’s upcoming Annual Report on Form 10-K 2007 instead of in amended Annual and Quarterly reports for the periods being restated. The Company’s Audit Committee, Board of Directors, and independent accountant are aware of the requirement for this filing.

    Based on our commitment to complete the steps outlined above, we believe that investors would be in the same position as if the Company amended its periodic reports for the affected periods because the Form 10-K 2007 will disclose any information in such reports that would have changed as a result of the prior period adjustment. We therefore believe that amending the affected quarterly and annual reports in their entirety would provide no additional value or information to a current or prospective investor. As such, we respectfully request that the Company be relieved of the obligation to amend its disclosure related to the ALL in its periodic reports for the years ending December 31, 2003 through 2006.

    We appreciate your consideration of our accommodation request.

    Should you have any questions, please feel free to contact either of us at 410-641-1700 or Penny Somer-Greif of the law firm of Ober|Kaler at 410-347-7341.

Sincerely,

/s/  Raymond M. Thompson
Raymond M. Thompson
President and Chief Executive Officer

/s/  Jennifer G. Hawkins
Jennifer G. Hawkins
Treasurer / Principal Financial Officer